SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)(1)

                                 ZENASCENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    988923108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Cedric Kushner
                               C/O Zenascent Inc.
                  1 Montauk Highway Southampton, New York 11968
                                  631-726-2700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


-------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 988923108                     13D               Page  2  of  9  Pages
--------------------------------------------------------------------------------

     1.     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

            CEDRIC KUSHNER
--------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)     [ ]
                                                                 (b)     |X|
--------------------------------------------------------------------------------
     3.     SEC USE ONLY
--------------------------------------------------------------------------------
     4.     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              17,002,926(1)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0-
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                               17,002,926(1)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0-
--------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,002,926(1)
--------------------------------------------------------------------------------
     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

--------------------------------------------------------------------------------
     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            54.89%
--------------------------------------------------------------------------------
     14.    TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

(1) Includes (i) 16,989,433 shares of common stock underlying 339,788.66 shares of Series B Convertible Preferred Stock and (ii) 13,493 shares of Common Stock.

         Note that, in addition to the share ownership disclosed above, Mr. Kushner owns a significant quantity of non-convertible preferred stock with enhanced voting rights. Please see the second paragraph of
         Item 5(a) for further discussion of these securities.

(2)      Based on 13,989,724 shares outstanding as of October 10, 2002.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Zenascent Inc., a Delaware Corporation (the "Issuer"). The Issuer's principal executive offices are located at 1 Montauk Highway, Southampton, NY 11968.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Cedric Kushner. Mr. Kushner's principal occupation is as President and Director of Zenascent Inc., Mr. Kushner's principal business address is 1 Montauk Highway, Southampton, NY 11968 where the principal executive offices of Zenascent, Inc. are located.

     During the past five years, Mr. Kushner has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Kushner is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 28, 2000, Cedric Kushner acquired 13,493 shares of Issuer Common Stock using his personal funds.

     On February 21, 2002, the Issuer, Zenascent Newco Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Newco"), Cedric Kushner Boxing, Inc., a Delaware corporation ("CKB"), Cedric Kushner Promotions, Ltd., a New York corporation, Cedric Kushner and James DiLorenzo entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Newco with and into CKB, pursuant to which CKB would become a wholly-owned subsidiary of the Issuer. The transactions contemplated by the Merger Agreement were consummated on April 30, 2002 and, in connection with such consummation, all issued and outstanding shares of common stock, par value $0.01 per share, of CKB (the "CKB Stock") were canceled and the holders thereof were issued securities convertible into or exercisable for common stock, par value $0.01 per share, of the Issuer ("Issuer Common Stock"). In particular, the 365 shares of CKB Stock held by Cedric Kushner were canceled and Mr. Kushner was issued 339,788.66 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of the Issuer ("Series B Stock"), which were initially convertible into an aggregate of 33,978,866 shares of Issuer Common Stock. Although the Series B Stock is, by its terms, convertible at any time into Issuer Common Stock, Mr. Kushner, on April 25, 2002, executed a letter agreement with the Issuer (the "Letter Agreement") pursuant to which he agreed that he would not convert his Series B Stock into Issuer Common Stock until such time as the Certificate of Incorporation of the Issuer was duly amended to provide for the authorization of a sufficient number of shares of Issuer Common Stock to allow for the conversion of all outstanding Series B Stock, as well as all other securities convertible into or exercisable for Issuer Common Stock. The Series B Stock will automatically convert into Issuer Common Stock on the effective date of such amendment, provided that such effective date occurs prior to October 30, 2002.

     The foregoing summary is qualified in its entirety by the full texts of the Merger Agreement, which was previously filed with the Securities and Exchange Commission as an Exhibit to the Issuer's Current Report on Form 8-K filed on February 27, 2002, and the Letter Agreement, which is attached as an exhibit to this Statement. Both of the aforementioned agreements are incorporated herein by reference.

     On September 17, 2002, Cedric Kushner, James DiLorenzo and the Issuer entered into a Stock Amendment and Issuance Agreement (the "SAIA") pursuant to which the terms of the Series B Stock (which currently is held only by Messrs. Kushner and DiLorenzo) would be modified such that each share of Series B Stock would be convertible into only 50 shares of Common Stock, as opposed to 100 shares, as previously provided. The SAIA also provided that the aggregate liquidation preference of the Series B Preferred Stock would be reduced by 50%, from $4,860,000 to $2,430,000.

     In consideration for their agreement to reduce the conversion ratio of the Series B Preferred Stock by 50%, the SAIA provided for the issuance to Messrs. Kushner and DiLorenzo of shares of a new series of preferred stock, Series D


                              (Page 3 of 9 Pages)

Preferred Stock, par value $0.01 per share (the "Series D Stock"), which has no right to receive dividends and is not convertible into Issuer Common Stock, but will vote together with the Issuer Common Stock, with each share of Series D Preferred Stock having 50 votes. The Series D Preferred Stock issued to Messrs. Kushner and DiLorenzo pursuant to the SAIA carries an aggregate liquidation preference of $2,430,000.

     On October 16, 2002, the Issuer amended its Series B Stock certificate of designation to amend the conversion ratio of such stock from 100 to 50. Accordingly, the 339,788.66 shares of Series B Stock owned by Mr. Kushner are now convertible into an aggregate of 16,989,433 shares of the Issuer's Common Stock.

     On October 16, 2002, the Issuer filed a Certificate of Designation, Preferences and Rights of the Series D Stock with the Secretary of State of the State of Delaware. On October 16, 2002, 339,788.66 of Series D Stock were issued to Mr. Kushner and 59,962.71 shares of Series D Preferred Stock were issued to Mr. DiLorenzo.

ITEM 4. PURPOSE OF TRANSACTION.

     The 13,493 shares of Issuer Common Stock acquired by Cedric Kushner on March 28, 2000, the 339,788.66 shares of Series B Stock acquired by Cedric Kushner in connection with the closing of the transactions contemplated by the Merger Agreement, and the 339,788.66 shares of Series D Stock acquired by Mr. Kushner on October 16, 2002, were all acquired for investment purposes. Except in the ordinary course of business and except as otherwise described in the following paragraphs, Cedric Kushner has not formulated any plans or proposals which would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Certificate of Incorporation or by-laws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

     On May 2, 2002, Cedric Kushner, in his capacity as a member of the Board of Directors of the Issuer, voted in favor of a number of proposals, including the following:

     o to amend the Issuer's Certificate of Incorporation to change its corporate name to "CKP, Inc.";

     o to amend the Issuer's Certificate of Incorporation to delete information about the Issuer's business purposes that is no longer accurate (namely, certain references to the Issuer's business purpose as relating to golfing equipment or apparel);

     o to amend the Issuer's Certificate of Incorporation to reclassify the Issuer's Class A Common Stock and Class B Common Stock as a single class of Issuer Common Stock;

     o to amend the Issuer's Certificate of Incorporation to increase its authorized Issuer Common Stock from 20 million shares to 100 million shares;

     o to amend the Issuer's Certificate of Incorporation and by-laws to replace its classified board of directors with an unclassified board of directors;

     o to amend the Issuer's Certificate of Incorporation and by-laws to permit its stockholders to take action by written consent in lieu of a meeting; and

     o to approve the adoption of a new Stock Option Plan pursuant to which 1,000,000 shares of Issuer Common Stock are to be reserved for issuance to selected officers, directors, employees and consultants of the Issuer.

The above proposals, which were adopted by the Board of Directors, are subject to the approval of the Issuer's stockholders and Cedric Kushner intends to vote his shares of Series B Stock and Series D Stock (each of which vote with the Issuer Common Stock as a single class on an as-converted-to-Issuer-Common-Stock basis) in favor of these proposals.


                              (Page 4 of 9 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Issuer, there were 13,989,724 shares of Issuer Common Stock outstanding as of October 10, 2002. Cedric Kushner is the owner of 13,493 shares of Issuer Common Stock and 339,788.66 shares of Series B Stock, each of which shares of Series B Stock is convertible into 50 shares of Issuer Common Stock. Mr. Kushner also owns 339,788.66 shares of non-convertible Series D Stock. In filing this Statement on Schedule 13D, Mr. Kushner has assumed that the conditions in the Letter Agreement regarding the conversion of his Series B Stock into Issuer Common Stock will be satisfied within 60 days. Accordingly, Mr. Kushner considers himself to be the beneficial owner of 17,002,926 shares of Issuer Common Stock, which represent approximately 54.89% of the outstanding shares of Issuer Common Stock (calculated on a beneficial ownership basis).

     The Series B Stock has full voting rights, with the holders thereof voting with the holders of Issuer Common Stock as a single class on an as-converted-to-Issuer-Common-Stock basis. Accordingly, each outstanding share of Series B Stock has the voting power of 50 shares of Issuer Common Stock. Although the Series D Stock does not convert into the Issuer's Common Stock, the Series D Stock has per share voting rights equivalent to the voting rights of 50 shares of Issuer Common Stock. The Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A Stock"), and the Series C Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Issuer (the "Series C Stock") have identical voting rights, with each outstanding share of Series A Stock having the voting power of 10 shares of Issuer Common Stock and each outstanding share of Series C Stock having the voting power of 100 shares of Issuer Common Stock. The Issuer Common Stock, Series D Stock and Series B Stock owned by Cedric Kushner has the combined voting power of 33,992,359 shares of Issuer Common Stock, representing 58.45% of the aggregate voting power of all outstanding voting securities of the Issuer.

(b) Cedric Kushner has the sole power to direct the vote of the 13,493 shares of Issuer Common Stock, the 339,788.66 shares of Series B Stock owned by him and the 339,788.66 shares of Series D stock owned by him (as well as the 16,989,433 shares of Issuer Common Stock into which the Series B Stock may be converted) and the sole power to direct the disposition of all such shares.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's capital stock effected during the past sixty days by Cedric Kushner.

(d) On April 30, 2002, the Issuer, Big Content, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of the Issuer ("BCI"), Cedric Kushner Promotions, Ltd; a New York corporation and an indirect, wholly-owned subsidiary of the Issuer ("CKPL"), Cedric Kushner Boxing, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of the Issuer ("CKB" and, together with the Issuer, BCI and CKPL, the "Zenascent Companies"), and Livingston Investments, LLC, a Florida limited liability company ("Livingston"), entered into a Consulting Agreement (the "Consulting Agreement"). Pursuant to the terms of the Consulting Agreement, the Issuer is, subject to the following sentence, required to apply 15% of the net proceeds to any of the Zenascent Companies of any Qualified Financing (as hereinafter defined) to the repurchase of the Series C Stock then held by the Consultant and its Affiliates (as hereinafter defined) at a price per share equal to the liquidation value of such Series C Stock. The Issuer's obligation to repurchase Series C Stock pursuant to the Consulting Agreement shall terminate immediately upon the receipt by Livingston and its Affiliates of an aggregate of (i) $4,300,000 in Covered Payments (as hereinafter defined), if received not later than March 25, 2005 or (ii) $5,300,000 in Covered Payments, if received not later than March 25, 2012. The foregoing summary is qualified in its entirety by the full text of the Consulting Agreement, which is attached as an exhibit to this Statement and incorporated herein by reference.

     As used in this Statement (A) a "Qualified Financing" shall mean any equity or debt financing received by a Zenascent Company subsequent to April 30, 2002 (other than any such financing required pursuant to the Merger Agreement), (B) an "Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Act and (C) "Covered Payments" shall mean all payments pursuant to (1) the Consulting Agreement (including, without limitation, the repurchase provisions discussed above), (2) the 10% Senior Promissory Note, in the original principal amount of $1,000,000, made by CKB to Mackin Charitable Remainder trust, a Florida trust and a Livingston Affiliate ("Mackin"), as of March 15, 2002, (3) section 1.4(b) of the Agreement and Plan of Merger, dated as of March 8, 2002, by and among CKB, CKPL, Big Content Acquisition Corp., a Delaware corporation, BCI, Mackin and Livingston (providing for the reimbursement of Livingston and its Affiliates for certain expenses in the aggregate amount of $200,000), (4) proceeds from the sale of Issuer Common Stock acquired pursuant to the warrant to purchase 1,000,000 shares of Issuer Common Stock issued to the Consultant pursuant to the Merger Agreement and (5) the Distribution and Purchase Agreement described in the second paragraph of
Item 6 of this Statement.


                              (Page 5 of 9 Pages)

As discussed in greater detail under Item 6, below, on April 30, 2002, Cedric Kushner, James DiLorenzo and Livingston entered into a Distribution and Purchase Agreement, which contains a number of provisions governing the use of proceeds of cash dividends or distributions on, or the sale or transfer of, Issuer capital stock.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

THE WILSHIRE WARRANT.

On May 1, 1998, Cedric Kushner issued to Wilshire Advisers LLC ("Wilshire") a warrant (the "Wilshire Warrant") to purchase 7.5 shares of common stock, par value $0.01 per share, of CKB ("CKB Stock"), for an aggregate exercise price of $140,000. The Wilshire Warrant, which will expire on November 17, 2002, has a "cashless exercise" feature, pursuant to which, in lieu of paying cash, Wilshire may exercise it for a number of shares of CKB Stock having a fair market value, as of the date of exercise, equal to the difference between (a) the number of shares of CKB Stock issuable upon the full exercise of the Wilshire Warrant for cash and (b) the number of shares of CKB Stock having a fair market value, as of the date of exercise, equal to the aggregate exercise price noted above. Because Cedric Kushner has exchanged all of his CKB Stock for Series B Stock (see Item 3 above), he no longer owns any CKB Stock with which to honor the Wilshire Warrant. Accordingly, Mr. Kushner has agreed that the Wilshire Warrant will be exercisable for 6,982 shares of Series B Stock, representing the number of shares of Series B Stock that would have been issued to Wilshire had it exercised the Wilshire Warrant immediately prior to the consummation of the Merger Agreement. In the alternative, Mr. Kushner may, in his discretion, elect to honor the Wilshire Warrant with the number of shares of Issuer Common Stock into which such 6,982 shares of Series B Stock could be converted as of any date of determination.

THE MERGER AGREEMENT.

Pursuant to the terms and conditions of the Merger Agreement, Cedric Kushner has agreed that he will not sell, dispose, convey or otherwise transfer any shares of Series B Stock, or any of the Issuer Common Stock into which such shares are convertible, prior to October 30, 2003. The foregoing summary is qualified in its entirety by the full text of the Merger Agreement, which was previously filed with the Securities and Exchange Commission as an Exhibit to the Issuer's Current Report on Form 8-K filed on February 27, 2002, and which is incorporated herein by reference.

THE LETTER AGREEMENT.

On April 25, 2002, Cedric Kushner entered into the Letter Agreement with the Issuer. Pursuant to the terms of the Letter Agreement, Mr. Kushner waived his right, as a holder of Series B Stock, to convert such stock at any time into shares of Issuer Common Stock. Instead, Mr. Kushner agreed that he would not convert his Series B Stock into Issuer Common Stock until such time as the Certificate of Incorporation of the Issuer was duly amended to provide for the authorization of a sufficient number of shares of Issuer Common Stock to allow for the conversion of all outstanding Series B Stock, as well as all other securities convertible into or exercisable for, Issuer Common Stock. The foregoing summary is qualified in its entirety by the full text of the Letter Agreement, which is attached as an exhibit to this Statement and incorporated herein by reference.

THE DISTRIBUTION AND PURCHASE AGREEMENT.

On April 30, 2002, Cedric Kushner, James DiLorenzo and Livingston entered into a Distribution and Purchase Agreement (the "DPA"), which contains a number of restrictions on the assignment, sale, pledge, hypothecation or other encumbrance of capital stock of the Issuer (any such transaction, a "Transfer"). In particular, Messrs. Kushner and DiLorenzo may not Transfer any capital stock of the Issuer without the prior written consent of Livingston; provided that each such person may Transfer up to 50% of the shares of Issuer capital stock then held by him if:

(i) subject to clause (ii) below, the person making such Transfer, shall, following the consummation thereof, purchase from Livingston, to the extent then held by Livingston, shares of Series C Stock (at a price per share equal to the liquidation value of such Series C Stock) having an aggregate value equal to the following percentage of the net proceeds of such Transfer: (A) until such time as Livingston and its Affiliates have received an aggregate of $2,500,000 in Covered Payments, fifty percent (50%); and (B) thereafter, thirty-three percent (33%); and


                              (Page 6 of 9 Pages)

(ii) with respect to any Transfer of Issuer Common Stock the person making such Transfer, shall, following the consummation thereof, pay over to Livingston:

     o in the event the gross proceeds to such person from all of his Transfers of Issuer Common Stock (including the subject Transfer) are greater than $10,000,000, 10% of his net proceeds from such Transfer; provided that no such payments shall be made after such time as such payments have been made in respect of $15,000,000 in such gross proceeds; and

     o in the event the gross proceeds to such person from all of his Transfers of Issuer Common Stock (including the subject Transfer) are greater than $15,000,000, 15% of his net proceeds from such Transfer (but only in respect of net proceeds from such Transfer for which payments were not made as described in the previous paragraph); provided that no such payments shall be made after such time as such payments have been made in respect of $50,000,000 in such gross proceeds.

In addition, the DPA provides that 50% of the proceeds of any cash dividends or distributions on capital stock of the Issuer received by Cedric Kushner or James DiLorenzo must be applied to the purchase from Livingston, at a price per share equal to the liquidation value thereof, any shares of Series C Stock then held by Livingston.

The DPA also provides that, except as described above under Item 5(d), neither Livingston nor its Affiliates may Transfer Series C Stock to any person other than Cedric Kushner, James DiLorenzo or their respective Affiliates.

Notwithstanding anything to the contrary in this Item 6, the restrictions in the DPA described above shall terminate immediately upon the receipt by Livingston and its Affiliates of an aggregate of (1) $4,300,000 in Covered Payments, if received not later than March 25, 2005 or (2) $5,300,000 in Covered Payments, if received not later than March 25, 2012.

The foregoing summary of the DPA is qualified in its entirety by the full text of the DPA, which is attached as an exhibit to this Statement and incorporated herein by reference.

THE STOCK AMENDMENT AND ISSUANCE AGREEMENT.

     As described above under Item 3, on September 17, 2002, Cedric Kushner, James DiLorenzo and the Issuer agreed to certain modifications to the rights and preferences of the Series B Stock and the Issuer agreed to issue shares of newly-created Series D Stock to Messrs. Kushner and DiLorenzo. The foregoing summary of the SAIA is qualified in its entirety by the full text of the SAIA, which is attached as an exhibit to this Statement and incorporated herein by reference.

     Except as described above and elsewhere in this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Cedric Kushner and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1: Amended and Restated Agreement and Plan of Merger, dated as of February 21, 2002, by and among Zenascent, Inc., a Delaware corporation, Zenascent Newco Inc., a Delaware corporation, Cedric Kushner Boxing, Inc., a Delaware corporation, Cedric Kushner Promotions, Ltd., a New York corporation, Cedric Kushner and James DiLorenzo, was previously filed with the Securities and Exchange Commission as an Exhibit to the Issuer's Current Report on Form 8-K/A filed on February 27, 2002 and is incorporated herein by reference.

    Exhibit 2: Letter Agreement dated as of April 25, 2002, by and between Zenascent, Inc., a Delaware corporation, and Cedric Kushner, regarding the conversion of the Series B Convertible Preferred Stock, par value $0.01 per share, of the Issuer, held by Mr. Kushner.(1)


                              (Page 7 of 9 Pages)

    Exhibit 3: Consulting Agreement, dated as of April 30, 2002, by and among Zenascent, Inc., a Delaware corporation, Big Content, Inc., a Delaware corporation, Cedric Kushner Promotions, Ltd., a New York corporation, Cedric Kushner Boxing, Inc., a Delaware corporation, and Livingston Investments, LLC, a Florida limited liability company.(1)

    Exhibit 4:  Warrant to purchase 7.5 shares of Common Stock, par value
                $.01 per share, of Cedric Kushner Boxing, Inc., a Delaware corporation, issued by Cedric Kushner to Wilshire Advisers LLC as of May 1, 1998, was previously filed with the Securities and Exchange Commission as an Exhibit to the Statement on Schedule 13D filed by the undersigned on May 13, 2002, and is incorporated herein by reference.

    Exhibit 5: Distribution and Purchase Agreement, dated as of April 30, 2002, by and among Cedric Kushner, James DiLorenzo and Livingston Investments, LLC, a Florida limited liability company.(1)

    Exhibit 6: Stock Amendment and Issuance Amendment dated as of September 17, 2002, by and among Cedric Kushner, James DiLorenzo and Zenascent, Inc., a Delaware corporation.

(1) Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 15, 2002.


                              (Page 8 of 9 Pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 23, 2002

                                                      /s/ Cedric Kushner
                                                      -------------------------
                                                          Cedric Kushner



                              (Page 9 of 9 Pages)